[Letterhead of Squire, Sanders & Dempsey L.L.P.]

July 18, 2002

VIA EDGAR TRANSMITTAL
Geoffrey Edwards
Division of Corporate Finance
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, DC 20549

RE:  LIGHTPATH TECHNOLOGIES, INC.
     REGISTRATION STATEMENT ON FORM S-2, AS AMENDED, FILE NO. 333-73832 REGISTRATION STATEMENT ON FORM S-3, FILE NO. 333-75528

Dear Mr. Edwards:

     We are counsel to LightPath Technologies, Inc. (the "Company"). As described in the Company's registration statements referenced above (collectively, the "Registration Statements") and in prior correspondence with the staff, the Registration Statements were filed to register the issuance of options to acquire shares of the Company's Class A Common Stock, the exercise of such options, and the resale of the underlying shares of Class A Common Stock, all in connection with the settlement of a class action lawsuit involving the Company and the former holders of its Class E-1, Class E-2 and Class E-3 common shares. As part of the settlement agreement, participating shareholders were to be offered, in exchange for their settlement of the class action lawsuit, the choice of either a cash payment or the option to acquire Class A Common Stock described above. On Friday, June 21, 2002, the Company received approval from the Delaware Chancery Court to modify the terms of the settlement agreement to include only the cash alternative. With the elimination of the option alternative, the registration under the Securities Act of 1933 of the issuance of the options, the exercise of such options and the resale of the Class A Common Stock underlying such options has become unnecessary.

     Therefore, on behalf of the Company, we respectfully request withdrawal of the above-referenced Registration Statements. Please be advised that the Company has not printed or circulated preliminary prospectuses, nor has it made any offers or sales of securities under the Registration Statements or in connection with the offerings contemplated thereby.

     If the Staff has further questions regarding any of the matters discussed above, or if the Staff wishes to discuss any of the foregoing matters in further detail, please contact the undersigned at your convenience at (602) 528-4093.

                                        Very truly yours,


                                        /s/ Joseph M. Crabb
                                        ----------------------------------------
                                        Joseph M. Crabb

cc:  Donna Bogue, LightPath Technologies, Inc.